Madrona Distilling Inc. (the "Company") a Washington

Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Balance Sheet

Madrona Distilling, Inc
As of December 31, 2024

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Business Inter... (*3170) - 1	-1,142.45
Cash	190,270.83
Total for Bank Accounts	**$189,128.38**
Accounts Receivable	
Accounts Receivable (A/R)	-24.53
Total for Accounts Receivable	**-$24.53**
Other Current Assets	
Coldstream Internal	20,000.00
Inventory - Finished Goods	3,479.78
Merchandise Inventory	4,326.15
Prepaid expenses	21,507.32
Raw Materials Inventory	31,423.44
WIP Inventory	2,383.57
Total for Other Current Assets	**$83,120.26**
Total for Current Assets	**$272,224.11**
Fixed Assets	
Furniture & fixtures	5,118.86
Improvements	19,444.20
Long-term office equipment	4,122.19
Tools, machinery, and equipment	45,905.31
Total for Fixed Assets	**$74,590.56**
Other Assets	
Security deposits	5,000.00
Total for Other Assets	**$5,000.00**
Total for Assets	**$351,814.67**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	200.00
Total for Accounts Payable	**$200.00**
Other Current Liabilities	
Sales tax to pay	-2,326.32
Short-term business loans	63,088.85
Total for Other Current Liabilities	**$60,762.53**
Total for Current Liabilities	**$60,962.53**
Total for Liabilities	**$60,962.53**

Balance Sheet

Madrona Distilling, Inc

As of December 31, 2024

	TOTAL
Equity	
Common Stock	250,000.00
Partner investments	278,542.07
Retained Earnings	-78,180.72
Net Income	-159,509.21
Total for Equity	**$290,852.14**
Total for Liabilities and Equity	**$351,814.67**

Profit and Loss

Madrona Distilling, Inc
January 1-December 31, 2024

	TOTAL
Income	
Discounts given	-70.33
Sales	
Merchandise Sales	579.64
Sales of Product Income	20,943.93
Total for Sales	**$21,523.57**
Services	1,303.76
Total for Income	**$22,757.00**
Cost of Goods Sold	
Cost of goods sold	-$68.20
Retail Items - COGS	1,823.31
Sample - COGS	2,095.06
Spirits - COGS	6,570.43
Supplies & materials - COGS	265.71
Total for Cost of goods sold	**$10,686.31**
Inventory Shrinkage	-221.76
Total for Cost of Goods Sold	**$10,464.55**
Gross Profit	**$12,292.45**
Expenses	
Advertising & marketing	$11,930.55
Website ads	7,082.58
Total for Advertising & marketing	**$19,013.13**
Business licenses	-98.00
Contract labor	4,780.00
Contributions to charities	544.00
Conventions & Trade Shows	1,050.00
Entertainment	431.38
General business expenses	
Bank fees & service charges	4,291.88
Memberships & subscriptions	1,974.02
Total for General business expenses	**$6,265.90**
Insurance	
Business insurance	1,694.00
Total for Insurance	**$1,694.00**
Interest paid	125.01
Legal & accounting services	
Legal fees	2,495.98
Total for Legal & accounting services	**$2,495.98**
Meals	$546.78
Meals with clients	102.76
Team meals	321.24
Total for Meals	**$970.78**

Profit and Loss

Madrona Distilling, Inc

January 1-December 31, 2024

	TOTAL
Office expenses	$444.04
Office supplies	3,488.38
Shipping & postage	2,733.42
Small tools & equipment	1,970.94
Software & apps	6,464.08
Total for Office expenses	**$15,100.86**
Professional Services	3,717.55
QuickBooks Payments Fees	19.09
Rent	
Building & land rent	74,954.00
Equipment rental	110.39
Total for Rent	**$75,064.39**
Repairs & maintenance	154.28
Supplies	$1,660.61
Supplies & materials	4,598.06
Total for Supplies	**$6,258.67**
Taxes paid	3,838.07
Travel	$637.51
Hotels	6,531.95
Taxis or shared rides	266.36
Vehicle rental	183.28
Total for Travel	**$7,619.10**
Utilities	
Electricity	1,375.54
Internet & TV services	950.04
Water & sewer	-374.01
Total for Utilities	**$1,951.57**
Total for Expenses	**$150,995.76**
Net Operating Income	**-$138,703.31**
Other Income	
Interest earned	287.47
Total for Other Income	**$287.47**
Other Expenses	
Depreciation	21,074.37
Vehicle expenses	
Vehicle gas & fuel	19.00
Total for Vehicle expenses	**$19.00**
Total for Other Expenses	**$21,093.37**
Net Other Income	**-$20,805.90**
Net Income	**-$159,509.21**

Statement of Cash Flows

Madrona Distilling, Inc
January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-159,509.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	200.00
Accounts Receivable (A/R)	24.53
Coldstream Internal	-20,000.00
Inventory Asset	0.00
Inventory - Finished Goods	-3,479.78
Merchandise Inventory	-3,724.83
Prepaid expenses	-5,243.27
Raw Materials Inventory	-14,039.44
Sales tax to pay	-2,326.32
Short-term business loans	63,088.85
Short-term loans from partners	0.00
Washington State Department of Revenue Payable	0.00
WIP Inventory	-2,383.57
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$12,116.17**
Net cash provided by operating activities	**-$147,393.04**
INVESTING ACTIVITIES	
Furniture & fixtures	-377.13
Improvements	-8,352.39
Long-term office equipment	-1,211.59
Tools, machinery, and equipment	-7,381.19
Net cash provided by investing activities	**-$17,322.30**
FINANCING ACTIVITIES	
Common Stock	250,000.00
Opening balance equity	0.00
Partner investments	103,386.36
Net cash provided by financing activities	**$353,386.36**
NET CASH INCREASE FOR PERIOD	**$188,671.02**
Cash at beginning of period	**$457.36**
CASH AT END OF PERIOD	**$189,128.38**

<p style="text-align:center">Madrona Distilling Inc.
Statement of Changes in Equity</p>

Statement of Changes in Equity	Year Ended Dec, 2024
Opening Balance	$96,974.99
Net profit/loss	-$159,509.21
Stock Issued	$353,386.36
Preferred Stock Issued	$0.00
Ending Balance	$290,852.14

Madrona Distilling Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Madrona Distilling Inc. (the "Company") was originally organized as a limited liability company on September 2, 2022 under the laws of Washington, and converted to a corporation on December 10, 2024 under the laws of Washington.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.